UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Schweitzer-Mauduit International, Inc.

File No. 001-13948 - CF# 25479

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Schweitzer-Mauduit International, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2000.

Based on representations by Schweitzer-Mauduit International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12.3	through May 31, 2019
Exhibit 10.2	through July 11, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel